UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026 No.1

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.

(Translation of registrant's name into English)

Ramat Gavriel Industrial Park

P.O. Box 619, Migdal Haemek, Israel 2310502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On June 15, 2026, the Registrant and IQE Announce Multi-year

InP epiwafer Supply Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 15, 2026	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

IQE and Tower Semiconductor Announce Multi-year InP epiwafer Supply Agreement

- Supporting planned growth in InP silicon photonics technology

- Resolving all prior IP disputes between the companies

CARDIFF, UK, and MIGDAL HAEMEK, Israel, June 15 2026 - IQE plc (AIM: IQE, "IQE" or the "Group"), the leading global supplier of compound semiconductor wafer products and advanced material solutions, and Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry for high-value analog semiconductor solutions, are pleased to announce a multi-year agreement for the supply of Indium Phosphide (InP) epiwafers for optical connectivity solutions serving AI-driven data centre infrastructure.

IQE’s InP epiwafers will be used in several of Tower’s advanced silicon photonics platforms for next-generation optical technologies, providing a high-quality supply base for Tower’s product roadmap. IQE and Tower’s collaboration includes technology for the production of 200Gbs/lane for pluggable transceivers and the prototyping of next-generation 400Gb/lane modulators, as well as other critical applications including optical-circuit-switches for deployment in datacentres. The agreement provides for a minimum purchase commitment by Tower in the first year, a reciprocal supply commitment from IQE, and minimum volume commitments thereafter.

Under a separate agreement, Tower will also provide a broad worldwide and royalty-free license to IQE for porous silicon patents which have been the subject of an IP dispute between the companies, settling all litigation in the matter.

Jutta Meier, Chief Executive Officer of IQE, commented:

“I am pleased to move forward together with Tower, already the leader in silicon photonics. This agreement reinforces IQE’s position within Tier 1 global hyperscale cloud and AI infrastructure markets. With decades of InP epitaxy expertise and established high-volume manufacturing capability, IQE is primed to support next-generation optical connectivity applications as they scale from innovation to commercial deployment.”

Dr. Marco Racanelli, President of Tower Semiconductor, commented:

“We are pleased to partner with IQE as a key supplier for our next-generation photonic technologies that add InP high-performance components to our high-volume, mature, silicon photonics platform. The combination will enable products that can deliver both the performance and high volumes required to scale future AI infrastructure capacity.”

ABOUT TOWER SEMICONDUCTOR

Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Tower Semiconductor Company Contact:

Orit Shahar | +972-74-7377440 | oritsha@towersemi.com

Tower Semiconductor Investor Relations Contact:

Liat Avraham | +972-4-6506154 | liatavra@towersemi.com

ABOUT IQE

http://iqep.com

IQE is the leading global supplier of advanced compound semiconductor wafers and materials solutions that enable a diverse range of applications across:

•	Smart Connected Devices

•	Communications Infrastructure

•	Automotive and Industrial

•	Aerospace and Security

As a scaled global epitaxy wafer manufacturer, IQE is uniquely positioned in this market which has high barriers to entry. IQE supplies the global market and is enabling customers to innovate at chip and OEM level. By leveraging the Group’s intellectual property portfolio including know-how and patents, it produces epitaxy wafers of superior quality, yield and unit economics.

IQE is headquartered in Cardiff UK, with employees across manufacturing locations in the UK, US and Taiwan, and is listed on the AIM Stock Exchange in London.

IQE Contacts:

IQE plc +44 (0) 29 2083 9400 Jutta Meier Mark Cubitt Amy Barlow	Deutsche Numis (Joint Broker) +44 (0) 20 7260 1000 Hugo Rubinstein Iqra Amin
Peel Hunt (Nomad and Joint Broker) +44 (0) 20 7418 8900 Ben Cryer Kate Bannatyne Adam Telling	Headland Consultancy (Financial PR) + 44 (0) 20 38054822 Andy Rivett-Carnac: +44 (0) 7968 997 365 Chloe Francklin: +44 (0)78 3497 4624